Exhibit 99.2

[IDC LOGO]	IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com

Requested By: Robert Ricca

For Client: Data Domain

Approving Analyst(s): David Reinsel and Natalya Yezhkova

Disclosure Form

IDC grants Data Domain permission to disclose the following information:

“The market for external disk storage systems is estimated to reach almost $20 billion in 2007 according to IDC, an industry research firm.”

Source: Worldwide Disk Storage Systems 2007-2011 Forecast: Mature, But Still Growing and Changing,” IDC, May 2007, Document #206662

It is understood by both IDC and Data Domain that the information will not be sold.

It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Dave Reinsel	Oct. 31, 2007
Dave Reinsel Vice President, Storage and Semiconductor Research IDC	Date